

June 20, 2011

Via E-mail
Jonathan L. Steinberg
Chief Executive Officer
WisdomTree Investment, Inc.
380 Madison Avenue, 21st Floor
New York, New York 10017

  Re: **WisdomTree Investment, Inc.**
    Amendment No. 1 to Registration Statement on
    Form 10-12B
    Filed May 26, 2011
    File No. 001-10932

Dear Mr. Steinberg:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Division of Corporation Finance

General

1. We note your response to comment 2 of our comment letter dated April 28, 2011. Please provide us with the third-party data you used to generate the report that supports the following disclosure:

- "Our average market share of industry inflows since inception was 1.6% as of March 31, 2011," page 15;

- "Our market share in recent quarters has been increasing and is higher than our average since inception," page 15;

- "For example, at December 31, 2009, our top 5 largest ETFs had assets under management of approximately $2.4 billion, yet one year later, they collectively had approximately $4.4 billion under management," page 15;

- "The average daily trading volume for our ETFs in 2009 was 1.8 million shares a day. In 2010, the average daily trading volume increased to approximately 3.6 million shares a day," page 15; and

- "At June 30, 2011, 31 of our ETFs will have at least 3 year track records, 19 of which will also have 5 year records," page 15.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Components of Revenue, page 33

2.   We note your response to comment 14 of our comment letter dated April 28, 2011. Please revise your disclosure in this section to indicate that the advisory fees listed on page 33 take into account the arrangement with Mellon Capital Management Corporation and The Dreyfus Corporation or make a cross reference to the notes to the financial statements.

Division of Investment Management

3.   Page 7: The registration statement currently states, "For example, each ETF is required to have an independent board of Trustees not affiliated with the fund's investment manager." To be more accurate it should state, "For example, the Investment Company Act of 1940 requires that at least 40% of the Trustees for each ETF may not be affiliated with the fund's investment manager ("Independent Trustees"). If the ETF seeks to rely on certain rules under the Investment Company Act of 1940, a majority of the Trustees for that ETF must be Independent Trustees."

4.   Page 7: The registration statement currently states, "In addition, ETF's operate under regulations that prohibit affiliated transactions, have standard pricing and valuation rules and mandated compliance programs." To be more accurate it should state: "As discussed below ETF's have received orders from the staff of the SEC which exempt them from certain provisions of the Investment Company Act of 1940, however, ETFs generally operate under regulations that prohibit affiliated transactions, have standard pricing and valuation rules and mandated compliance programs."

5.   Page 7: The registration statement currently states, "Our investment management agreement with the Wisdom Tree Trust and Wisdom Tree ETFs must be renewed and specifically approved at least annually by a vote of the Trustees." To be more accurate, it should state, "Our investment management agreement with the Wisdom Tree Trust and Wisdom Tree ETFs must be renewed and specifically approved at

least annually by a vote of the Independent Trustees." They could also track the language used on page 20 in relation to the annual approval of the adviser contract.

6. Page 9: The registration statement currently states: "Most of today's ETFs track market capitalization weighted indexes. Market capitalization weighted ETFs assign more weight to stocks with the highest market capitalizations, which is a function of stock price. This means that if a stock is overvalued, market capitalization weighted funds will give the overvalued stock greater weight as its price and market capitalization increases and the opposite is true if a stock is undervalued, where market capitalization weighted funds will give it less weight. Without a way to rebalance away from these stocks, market capitalization weighted funds essentially hold more of a company's stock as its price is going up and less as the price of the company's stock is going down. In other words, these funds buy high and sell low." The sponsors of these ETFs would likely disagree with these statements, so it should be couched as an opinion.

7. Page 10: The registration statement currently states: "In 2008, we obtained regulatory approval to launch actively managed ETFs, which are ETFs that are not based on an index but rather are actively managed with complete transparency of the ETF's portfolio on a daily basis. We are one of only a limited number of ETF sponsors who have obtained permission from the SEC to launch actively managed ETFs. This has enabled us to develop products not yet offered by other ETF sponsors." The second sentence improperly implies an endorsement by the SEC, and not simply a function of time. It should state "Currently, we are one of several ETF sponsors that have already received the necessary exemptive relief from the SEC to launch actively managed ETFs."

8.   Page 16: The registration statement currently states: "The WisdomTree ETFs are
        registered with the SEC pursuant to the Investment Company Act of 1940, as
        amended (the "1940 Act"). WTAM, as an adviser to a registered investment
        company, must comply with the requirements of the 1940 Act and related regulations
        including, among others, requirements relating to operations, fees charged, sales,
        accounting, recordkeeping, disclosure and governance. In addition, the WisdomTree
        Trust generally has obligations with respect to the qualification of the registered
        investment company under the Internal Revenue Code." The ETFs are subject to the
        1940 Act, not WTAM. To be more accurate, it should state, "The WisdomTree ETFs
        are registered with the SEC pursuant to the Investment Company Act of 1940, as
        amended (the "1940 Act"). WTAM, as an adviser to a registered investment
        company, must ensure the ETFs comply with the requirements of the 1940 Act,
        conditions imposed in the exemptive orders received by the ETFs, and related
        regulations including, among others, requirements relating to operations, fees
        charged, sales, accounting, recordkeeping, disclosure and governance."

9.   Page 20-21. The registration statement currently states, "New regulation regarding
        the annual approval process for investment advisory agreements may result in the
        reduction of fees under these agreements." The registrant may be contemplating the
        recent Jones v. Harris case. Therefore, it may want to state, "New regulation or
        judicial interpretations regarding the annual approval process for investment advisory
        agreements may result in the reduction of fees under these agreements."

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin
Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding
comments on the financial statements and related matters. With respect to questions relating

Jonathan L. Steinberg
WisdomTree Investment, Inc.
June 20, 2011
Page 5

to our comment regarding the Investment Company Act, please contact Stephen Van Meter in the Division of Investment Management at (202) 551-4448. Please contact Folake Ayoola at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Michael J. Minahan
    via E-mail